January 23, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Christina Fettig

Re:	Frost Family of Funds (File No. 811-23410)

Dear Ms. Fettig:

This letter responds to comments you provided to Eric Griffith, Senior Director at SEI Investments Global Funds Services (“SEI”), the administrator to The Frost Family of Funds (the “Trust”). SEI provides the Trust and each series of the Trust (each a “Fund” and, collectively, the “Funds”) with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds.

The comments provided relate to the Trust’s annual report as of July 31, 2022, filed on Form N-CSR (the “Report”) and related filings of the Trust. We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

On page two of the Management’s Discussion of Fund Performance (the “MDFP”) in the Report, it is noted that “diversification does not protect against market loss.” In light of the Frost Growth Equity Fund’s change in diversification status from diversified to non-diversified in 2021, please confirm whether this statement needs to be modified.

Trust Response to Comment 1

The referenced disclosure regarding diversification is found in a footnote to the MDFP that summarizes certain risks relating to investing in the Funds and in mutual funds in general. The Trust believes the noted disclosure is a true statement regardless of the change in the diversification status of the Frost Growth Equity Fund and, thus, believes no modification is necessary.

SEC Comment 2

In certain sections of the MDFP in the Report, the duration of certain Funds is measured as a percentage, but the duration of those Funds is measured in years in the Funds’ prospectuses. Consider whether shareholders would be confused by this difference and whether clarification is needed.

Trust Response to Comment 2

The Trust believes the noted references to the Funds’ duration, whether measured as a percentage or in years, would not be confusing to shareholders given the particular context in which duration is discussed in the Report and the prospectuses. However, notwithstanding the foregoing, at the time on the next annual update to the Funds’ registration statement, the Trust will consider whether clarification is needed and will make modifications it deems appropriate.

January 23, 2023

SEC Comment 3

Under Item C(9)(e) of the NPORT, it is noted that certain securities of the Funds are paid in kind; however, we note that no securities are identified as paid-in-kind in the schedule of investments (“SOI”) in the financial statements of the Report. Please see the NPORT for the Frost Total Return Bond Fund as an example.

Trust Response to Comment 3

The NPORT accurately reflected the paid-in-kind status of the securities but this was inadvertently not reflected in the SOI of the Report. Going forward, the Trust will ensure that both the NPORT and the SOI accurately reflect whether a security is paid in kind.

SEC Comment 4

With respect to the financial highlights for class A shares, for future filings please add a note to the financial highlights that states that sales loads are not reflected in total returns. (Please refer to Form N-1A, Item 13; Instruction 3(b) for additional information.)

Trust Response to Comment 4

The Trust agrees, and going forward, will include the requested disclosure regarding sales loads.

SEC Comment 5

In the notes to the financial statements for the Frost Credit Fund, the Fund’s investment objective does not match the Fund’s investment objective as stated in its prospectus. Please correct for future filings.

Trust Response to Comment 5

The Trust agrees, and going forward, will include the correct description of the Fund’s investment objective in the notes to the financial statements so that it matches the prospectus disclosure.

SEC Comment 6

In the section entitled “Board Consideration in Approving the Advisory Agreement,” the disclosure regarding the Funds’ investment performance and the costs of the advisory services provided does not seem to meet the specificity requirements of Form N-1A. What we usually see here, and consider as adequately detailed disclosure, is a discussion about the board’s consideration about how the fund’s investment performance and costs of advisory services compared against a group of peers (i.e., is it in line, better or worse?). See Form N-1A, Item 27(d)(6)(i) for further guidance.

Trust Response to Comment 6

Based upon discussions with fund counsel, the Trust believes that its current disclosure complies with the disclosure requirements of Item 27(d)(6) of Form N-1A. The disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of the Board’s approval of the advisory agreements. With respect to your specific comments, the disclosure includes the specific information reviewed by the Board with respect to the funds’ performance and how such performance compared against a benchmark index and relevant peer group. The Trust does not believe that Item 27(d)(6) requires a specific factual statement regarding a fund’s performance or fees or how such performance or fees compared to their peers or a benchmark, as each is just one piece of information relating to the Board’s overall review of a fund’s performance and advisory fees. We note, however, that the disclosure includes the Board’s conclusions with respect to a fund’s performance and advisory fees, indicating that the Board concluded that the investment results that the investment adviser had been able to achieve for the fund were sufficient to support renewal of the investment advisory agreement and that the fund’s advisory fees were reasonable in light of the nature and quality of the services rendered by the investment adviser, respectively. Notwithstanding the foregoing, going forward the Trust will endeavor to provide more specificity regarding the actual investment performance of the Funds and disclose the fee comparisons used by the Board, if any, when evaluating the cost of the adviser’s services to the Funds.

January 23, 2023

SEC Comment 7

For future filings, please include a reference to sales loads in the narrative to the Expense Example disclosure since the Funds with A shares do have a sales load. See Form N-1A, Item 27(d)(1), Instruction 1(b) for further guidance.

Trust Response to Comment 7

The Trust agrees, and going forward, will include the requested disclosure regarding sales loads.

SEC Comment 8

The Frost Growth Equity Fund and the Frost Municipal Bond Fund have consistently shown significant weighting in the Technology Sector and the Education Sector, respectively. Please consider including specific sector risk disclosure in the prospectus for each of these Funds. We note that we gave a similar comment for the Frost Growth Equity Fund back in November 2017.

Trust Response to Comment 8

The Funds do not believe the requested disclosure is appropriate because they are not sector funds, and the portfolio managers of the Funds have indicated that they select securities based on their value or growth characteristics independent of sector. The portfolio managers of the Funds believe that the sector exposure of the Funds will vary based on the value or growth available in current market conditions, which are subject to change.

Please contact Andrew Metzger at (610) 676-2965 if you have any questions or comments.

Very truly yours,

/s/ Andrew Metzger
Andrew Metzger

Treasurer, Controller and Chief Financial Officer Frost Family of Funds

cc:	Michael Beattie Eric Griffith Stephen Panner

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